Exhibit 99.1

Luxoft Reports Results for Second Quarter Fiscal 2019

LONDON, November 15, 2018 - Luxoft Holding, Inc (NYSE:LXFT), a global IT service provider, today announced results for the three months ended September 30, 2018.

Highlights — Three months ended September 30, 2018

•Revenue of $228.4 million, up 0.2% year-over-year and up 7.3% sequentially

•Net income of $14.4 million, compared to $18.4 million in the year-ago quarter and diluted EPS of $0.43, compared to $0.54 in the year-ago quarter

•Adjusted EBITDA of $36.6 million and adjusted EBITDA margin of 16.0%, compared to $38.6 million and 16.9% in the year-ago quarter

•Non-GAAP diluted EPS of $0.74, compared to $0.82 in the year-ago quarter

•As of September 30, 2018, total number of employees was 12,897; Annual revenue per billable engineer was $83,043, up 0.4% from the prior year.

Note: Reconciliations of non-GAAP to GAAP measures are included at the end of the release.

"Our second quarter results demonstrate continued execution of our strategic priorities and transformational initiatives," said Dmitry Loschinin, Luxoft’s CEO and President. "We continue to diversify our revenue and re-align our focus and resources to the highest growth opportunities. Growth in Financial Services remains healthy, despite challenges in the Investment Banking sector, while our leading Automotive solutions continue to drive strong customer demand. We remain sharply focused on enhancing our Digital solutions in order to advance our competitive position and meet the evolving needs of our clients."

"Looking ahead, we remain focused on advancing our transformation and building a stronger and more diversified company. While we expect some headwinds during the second half of the year, we are confident that further execution of our strategy will strengthen our long-term growth profile and position us to deliver increasing shareholder returns."

Second Quarter Key Operating Highlights

•	Revenue generated in APAC and Europe grew 64.7% and 16.8% year over year, respectively.

•
Expanding global presence and growth outside of Financial Services is meaningfully reducing client concentration. Revenue by line of business was 54.9% Financial Services, 23.1% Digital Enterprise and 22.0% Automotive.

Top Two1 accounts amounted to 30.2% of revenue, representing a 5.2 percentage-point decrease over the prior year.

•	Top Five accounts amounted to 43.4% of revenue, an annual 3.3 percentage-point decrease, and Top Ten accounts amounted to 54.3% of revenue, a 3.3 percentage point decrease.

1 Top Two accounts are UBS and Deutsche Bank and are included in our Financial Services line of business.

Third Quarter Fiscal 2019 Outlook

•	Revenue is expected to be in the range of $230-$235M.

•	Adjusted EBITDA is expected to be in the range of 14% to 15%.

•	Diluted GAAP EPS is expected to be in the range of $0.29 to $0.37.

•	Non-GAAP EPS is expected to be in the range of $0.62 to $0.69.

Conference Call Information

The Company will host a conference call to review the results on Thursday, November 15th, 2018 at 8:00 a.m. ET. To participate, please dial 877-407-8293 or 201-689-8349 (outside the U.S.) or access the live webcast here.
A replay will be available two hours after the call at http://investor.luxoft.com or by dialing 877-660-6853 or 201-612-7415 (outside the U.S.) and entering the conference ID 13683917. The replay will be available until November 29, 2018.

About Luxoft

Luxoft (NYSE:LXFT) is a global IT service provider of innovative technology solutions that delivers measurable business outcomes to multinational companies. Its offerings encompass strategic consulting, custom software development services, and digital solution engineering. Luxoft enables companies to compete by leveraging its multi-industry expertise in the financial services, automotive, communications, and healthcare & life sciences sectors. Its managed delivery model is underpinned by a highly-educated workforce, allowing the Company to continuously innovate upwards on the technology stack to meet evolving digital challenges.

Luxoft has approximately 12,900 employees across 42 offices in 22 countries within five continents, with its operating headquarters office in Zug, Switzerland. For more information, please visit the website.

Non-GAAP Financial Measures

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; non-GAAP diluted Earnings per share (EPS) and Free Cash Flow (FCF). EBITDA is calculated as earnings before interest, tax, depreciation and amortization, where interest includes unwinding of the discount rate for contingent liabilities. Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. Free Cash Flow is calculated as operating cash flow less capital expenditure which consists of purchases of property, plant and equipment and intangible assets as defined in the cash flow statement.

We adjust our non-GAAP financial measures to exclude stock based compensation, because it is a non-cash expense. We also adjust our non-GAAP financial measures to exclude the change in fair value of contingent consideration, because we believe these expenses are not indicative of what we consider to be normal course of operations. Our non-GAAP financial measures are adjusted to exclude amortization of purchased intangible assets in order to allow management and investors to evaluate our results from operating activities as if these assets have been developed internally rather than acquired in a business combination. Finally, we adjust our non-GAAP financial measures to exclude acquisition-related costs, which comprise payments to consulting firms as well as fees paid upon successful completion of acquisition; as well as certain incentive payments for members of management of the acquired companies as provided for in the acquisition agreements. These payments are based on performance of the acquired businesses and are classified as part of management compensation rather than part of purchase consideration. These costs vary with the size and complexity of each acquisition and are generally inconsistent in amount and frequency, and therefore, we believe that they may not be indicative of the size and volume of future acquisition-related costs.

We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing and understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements

In addition to historical information, this release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict", potential," or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenue from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading "Risk Factors" in the Annual Report on Form 20-F for the year ended March 31, 2018 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Investor Inquires	Media Inquiries
Tracy Krumme	Robert Maccabe
Vice President, Investor Relations	Director, Public Relations
212-964-9900 ext. 2460	+44 (0)20 3828 2346
IR@luxoft.com	Press@luxoft.com
Twitter: @Luxoft

LUXOFT HOLDING, INC
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except share amounts)

	As of September 30, 2018	As of March 31, 2018
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$100,382	$104,357
Restricted cash, current	1,901	70
Trade accounts receivable, net of allowance for doubtful accounts of $1,399 at September 30, 2018 and $1,232 at March 31, 2018	184,627	186,991
Unbilled revenue	37,610	33,310
Work-in-progress	7,102	3,734
Due from related parties	1,078	1,272
VAT and other taxes receivable	3,889	4,082
Advances issued	2,172	1,777
Other current assets	8,671	8,041
Total current assets	$347,432	$343,634
Non-current assets
Restricted cash, non-current	1,691	2,775
Deferred tax assets	5,877	4,349
Property and equipment, net	50,858	52,739
Intangible assets, net	103,541	106,368
Goodwill	102,228	88,908
Other non-current assets	5,231	5,047
Total non-current assets	269,426	260,186
Total assets	616,858	603,820
Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	11,627	856
Accounts payable	22,294	25,964
Accrued liabilities	42,563	49,593
Deferred revenue	4,616	4,105
Due to related parties	73	14
Taxes payable	23,833	22,916
Payable on derivative financial instruments	515	776
Payable for acquisitions, current	4,936	6,415
Other current liabilities	2,674	2,302
Total current liabilities	$113,131	$112,941
Deferred tax liability, non-current	8,211	10,830
Payable for acquisitions, non-current	2,652	2,895
Other non current liabilities	5,833	7,205
Total liabilities	$129,827	$133,871
Shareholders’ equity
Share capital (80,000,000 shares authorized; 33,695,454 issued and outstanding with no par value as at September 30, 2018, and 80,000,000 shares authorized; 34,063,981 issued and outstanding with no par value as at March 31, 2018)	—	—
Additional paid-in capital	150,069	155,456
Common stock held in treasury, at cost (91,983 shares as of September 30, 2018; 61,874 shares as of March 31, 2018)	(4,460)	(3,424)
Retained earnings	344,937	320,521
Accumulated other comprehensive loss	(3,547)	(2,636)
Total shareholders’ equity attributable to the Group	$486,999	$469,917
Non-controlling interest	32	32
Total equity	$487,031	$469,949
Total liabilities and equity	$616,858	$603,820

LUXOFT HOLDING, INC
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US dollars, except share and per share amounts)

	For the three months ended September 30,		For the six months ended September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Sales of services	$228,411	$228,030	$441,201	$437,272
Operating expenses
Cost of services (exclusive of depreciation and amortization)	140,631	139,305	277,998	274,904
Selling, general and administrative expenses	59,864	58,199	116,573	116,262
Depreciation and amortization	10,969	9,915	21,739	20,645
Gain from revaluation of contingent liability	(145)	(870)	(145)	(2,090)
Operating income	17,092	21,481	25,036	27,551
Other income and expenses			0
Interest income/ (loss), net	(77)	42	(111)	59
Unwinding of discount for contingent liability, income/ (loss)	(32)	103	(99)	(698)
Other income, net	433	457	1,131	946
Gain/ (loss) from derivative financial instruments	469	(3)	1,321	89
Net foreign exchange loss	(836)	(356)	(4,290)	1,124
Income before income taxes	17,049	21,724	22,988	29,071
Income tax expense	(2,638)	(3,284)	(3,879)	(4,314)
Net income	$14,411	$18,440	$19,109	$24,757
Net income attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$14,411	$18,440	$19,109	$24,757
Basic EPS per Class A and Class B ordinary share
Net income attributable to the Group per ordinary share	$0.43	$0.55	$0.57	$0.74
Weighted average ordinary shares outstanding	33,606,144	33,570,633	33,816,836	33,537,185
Diluted EPS per Class A and Class B ordinary share
Diluted net income attributable to the Group per ordinary share	$0.43	$0.54	$0.56	$0.72
Diluted weighted average ordinary shares outstanding	33,736,322	34,116,417	33,883,981	34,206,683

LUXOFT HOLDING, INC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of US dollars)

	For the three months ended September 30,			For the six months ended September 30,
	2018		2017	2018	2017
	(Unaudited)			(Unaudited)
Net income	$14,411		$18,440	$19,109	$24,757
Other comprehensive income (loss), net of tax
Gains/(losses) on derivative instruments, net of tax effect of $(6) and $(21); $(157) and $72	151		80	1,155	(653)
Translation adjustments with no tax effects	(220)		690	(2,066)	1,360
Total other comprehensive income	(69)		770	(911)	707
Comprehensive income	$14,342		$19,210	$18,198	$25,464
Comprehensive income (loss) attributable to the non-controlling interest	—	—	—	—	—
Comprehensive income attributable to the Group	$14,342		$19,210	$18,198	$25,464

LUXOFT HOLDING, INC
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
(In thousands of US dollars)

	For the six months ended September 30,
	2018	2017
	(Unaudited)
Operating activities
Net income	$19,109	$24,757
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,739	20,645
Deferred tax benefit	(265)	(1,711)
Gain from derivative financial instruments	(1,321)	(89)
Net foreign exchange (gain)/ loss	4,290	(1,124)
Provision for doubtful accounts	215	622
Gain from revaluation of contingent liability	(145)	(2,090)
Unwinding of discount for contingent liability, loss	99	698
Share-based compensation	14,208	14,237
Other	111	—
Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	(2,532)	(45,423)
Work-in-progress	(3,772)	732
Due to and from related parties	233	234
Accounts payable and accrued liabilities	(7,948)	(4,114)
Deferred revenue	625	2,604
Changes in other assets and liabilities	4,798	(792)
Net cash provided by operating activities	49,444	9,186
Investing activities
Purchases of property and equipment	(10,997)	(11,332)
Purchases of intangible assets	(1,856)	(2,127)
Acquisitions, net of cash acquired	(19,590)	(32,685)
Net cash used in investing activities	(32,443)	(46,144)
Financing activities
Proceeds from/ Net repayment of short-term borrowings	10,353	(138)
Acquisition of business, deferred consideration	(3,604)	(12,707)
Repayment of capital lease obligations	(1,842)	(69)
Repurchases of common stock	(21,022)	(2,017)
Net cash used in financing activities	(16,115)	(14,931)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(4,114)	(103)
Net decrease in cash, cash equivalents and restricted cash	(3,228)	(51,992)
Cash, cash equivalents and restricted cash at beginning of period	107,202	114,957
Cash, cash equivalents and restricted cash at end of period	$103,974	$62,965

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets:

	As of
	September 30, 2018	March 31, 2018
	(Unaudited)
Cash and cash equivalents	$100,382	$104,357
Restricted cash, current	1,901	70
Restricted cash, non-current	1,691	2,775
Total restricted cash	3,592	2,845
Total cash, cash equivalents and restricted cash	$103,974	$107,202

Luxoft Holding, Inc
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited)
(In thousands of US dollars, except per share amounts and percentages)

	For the three months ended September 30,				For the six months ended September 30,
	2018	2018		2018	2018	2018		2018
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	17,092	12,058	(a)	29,150	25,036	23,011	(a)	48,047
Operating margin	7.5%	5.3%		12.8%	5.7%	5.2%		10.9%
Net income	14,411	10,691	(b)	25,102	19,109	20,516	(b)	39,625
Diluted earnings per share	$0.43	—		$0.74	$0.56	—		$1.17

	For the three months ended September 30,				For the six months ended September 30,
	2017	2017		2017	2017	2017		2017
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	21,481	10,715	(a)	32,196	27,551	22,619	(a)	50,170
Operating margin	9.4%	4.7%		14.1%	6.3%	5.2%		11.5%
Net income	18,440	9,596	(b)	28,036	24,757	20,399	(b)	45,156
Diluted earnings per share	$0.54	—		$0.82	$0.72	—		$1.32

Luxoft Holding, Inc
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited)
(In thousands of US dollars, except per share amounts and percentages)

	For the three months ended September 30,		For the six months ended September 30,
(a)	2018	2017	2018	2017
Adjustments to GAAP operating income
Stock-based compensation expense	$8,022	$6,185	$14,208	$14,237
Amortization of purchased intangible assets	3,574	3,657	7,534	8,030
Gain from revaluation of contingent liability	(145)	(870)	(145)	(2,090)
Acquisition related costs	607	1,743	1,414	2,442
Total Adjustments to GAAP income from operations:	$12,058	$10,715	$23,011	$22,619

	For the three months ended September 30,		For the six months ended September 30,
(b)	2018	2017	2018	2017
Adjustments to GAAP net income
Stock-based compensation expense	$8,022	$6,185	$14,208	$14,237
Amortization of purchased intangible assets	3,574	3,657	7,534	8,030
Gain from revaluation of contingent liability and unwinding of discount for contingent liability	(113)	(973)	(46)	(1,392)
Acquisition related costs	607	1,743	1,414	2,442
Tax effect of the adjustments	(1,399)	(1,016)	(2,594)	(2,918)
Total Adjustments to GAAP net income :	$10,691	$9,596	$20,516	$20,399

	For the three months ended September 30,		For the six months ended September 30,
	2018	2017	2018	2017
Net income	$14,411	$18,440	$19,109	$24,757
Adjusted for:
Interest (income)/ loss	77	(42)	111	(59)
Unwinding of discount for contingent liability, (income)/ loss	32	(103)	99	698
Income tax	2,638	3,284	3,879	4,314
Depreciation and Amortization	10,969	9,915	21,739	20,645
EBITDA	$28,127	$31,494	$44,937	$50,355
Adjusted for
Stock based compensation	8,022	6,185	14,208	14,237
Gain from revaluation of contingent liability	(145)	(870)	(145)	(2,090)
Acquisition related costs	607	1,743	1,414	2,442
Adjusted EBITDA	$36,611	$38,552	$60,414	$64,944

Luxoft Holding, Inc
Schedule of supplemental information
(Unaudited)
(In thousands; except percentages)

	Revenue for the three months ended September 30,				Revenue for the six months ended September 30,
	2018		2017		2018		2017
Client location	Amount	% of sales	Amount	% of sales	Amount	% of sales	Amount	% of sales
North America	$72,639	31.8%	$78,835	34.6%	$140,786	31.9%	$158,661	36.3%
Europe (excl. U.K.)	79,488	34.8%	68,033	29.8%	152,650	34.6%	133,534	30.5%
U.K.	45,455	19.9%	52,164	22.9%	90,855	20.6%	100,293	22.9%
APAC	16,470	7.2%	10,002	4.4%	29,738	6.7%	17,027	3.9%
Russia	11,381	5.0%	17,872	7.8%	21,699	4.9%	25,434	5.8%
Other	2,978	1.3%	1,124	0.5%	5,473	1.3%	2,323	0.6%
Total	$228,411	100.0%	$228,030	100.0%	$441,201	100.0%	$437,272	100.0%

	Revenue for the three months ended September 30,				Revenue for the six months ended September 30,
	2018		2017		2018		2017
Line of Business	Amount	% of sales	Amount	% of sales	Amount	% of sales	Amount	% of sales
Financial Services	$125,384	54.9%	$129,174	56.6%	$243,473	55.2%	$242,644	55.5%
Digital Enterprise	52,725	23.1%	58,868	25.9%	103,484	23.4%	119,276	27.3%
Automotive	50,302	22.0%	39,988	17.5%	94,244	21.4%	75,352	17.2%
Total	$228,411	100.0%	$228,030	100.0%	$441,201	100.0%	$437,272	100.0%

LUXOFT HOLDING, INC.
Reconciliations of Non-GAAP Forward-looking Financial Measures to Comparable GAAP Forward-looking Measures
(Unaudited)
(In thousands of US dollars, except share, per share amounts and percentages)

Three Months Ended December 31, 2018
Revenue	$230,000

Net income	$9,918
Adjusted for:
Interest expense and unwinding of discount for contingent liability	40
Income tax	1,943
Depreciation and Amortization	11,546
EBITDA	$23,448
Adjusted for:
Stock based compensation	7,524
Change in fair value of contingent consideration	—
Acquisition related costs	1,158
Adjusted EBITDA	$32,130
Adjusted EBITDA margin	14.0%

Net income	$9,918
Adjusted for:
Stock-based compensation expense	7,524
Amortization of purchased Intangible assets	3,869
Change in fair value of contingent consideration	—
Unwinding of discount rate for contingent liability, loss	30
Acquisition related costs	1,158
Tax effect of the adjustments	(1,650)
Total adjustments to Net income	$10,931
Adjusted Net income	$20,849
Diluted weighted average ordinary shares outstanding	33,805,337
Adjusted EPS	$0.62

	Three Months Ended December 31, 2018
	GAAP	Adjustments	Non-GAAP
Net income	$9,918	$10,931	$20,849
Diluted earnings per share	$0.29		$0.62